Exhibit 99-1
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[GRAPHIC OMITTED] Koor Industries, Ltd.


KOOR INDUSTRIES ANNOUNCES THE SALE OF ITS ENTIRE HOLDINGS IN SHERATON MORIAH FOR APPROX. $24 MILLION

Tel Aviv, Israel - December 17, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or the "Company"), a leading Israeli holding company, announced today that further to the negotiations announced by it on December 6, 2006, the Company has signed an agreement (the "Agreement") to sell its entire holdings (56.5%) in its subsidiary, Sheraton Moriah Hotels & Resorts (Israel) Ltd. ("Sheraton Moriah") to Azorim Development & Construction Co. Ltd. ("Azorim"), for a total consideration of $23.8 million.

The sale by Koor is combined with a sale by Clal Tourism Ltd. ("Clal Tourism") to Azorim of its entire holdings (100%) in its subsidiaries Accor-Clal Israel Hotels (1995) Ltd. and Accor-Clal Israel Hotel Management Company Ltd., together with outstanding shareholders' loans (amounting to approx. $16.7 million) and capital notes, for a total consideration of $44.2 million.

Azorim is entitled to perform the Agreement together with its controlling shareholder, Boimelgreen Capital Ltd. Azorim is also entitled to assign its rights and obligations according to the Agreement to a company controlled thereby. In each case, Azorim shall remain as a guarantor.

The closing date of the transaction is scheduled for April 9, 2007 (subject to each party's right to postpone this date by up to 90 days) and it is subject to several conditions precedent, inter alia, the receipt of all requisite corporate approvals of the parties (including the approval of the shareholders of Koor, by the requisite majority applicable under law to a transaction with a controlling shareholder) and the approvals of the Israel Antitrust Authority; the Investment Center at the Ministry of Industry, Trade and Labor; the Ministry of Tourism and the Israel Land Administration, if and as required.

Furthermore, the closing of the transaction is subject to the approvals of the other shareholders of Sheraton Moriah as per the existing agreements among them; to the right of first offer of Starwood Hotels and Resorts Worldwide, Inc., a shareholder of Sheraton Moriah, with respect to the transaction; and to the non occurrence of a material adverse change in the terms under which credit is provided by financial institutions to the companies being sold.

Azorim is also obligated to purchase Bank Hapoalim Ltd.'s holdings in Sheraton Moriah under the same conditions, mutatis mutandis, if the bank exercises its tag along right with respect to the transaction.

The consideration due to Koor is payable in three installments: the first, in the amount of $6.3 million, not later than December 21, 2006; the second, in the amount of $8.4 million, not later than the closing date; and the remainder, in the amount of $9.1 million, not later than March 27, 2008. In the event that the transaction will not be consummated by the closing date due to a breach of the Agreement by Azorim, Koor will be entitled to retain the first installment as liquidated damages.

Upon the closing of the transaction, Koor will be released from guaranties that it provided to Sheraton Moriah, in the amount of approx. $9.2 million.

Koor is reviewing the accounting treatment of the transaction. In the event that Koor will record a capital gain as a result of the transaction, it is currently estimated at approximately NIS 13 million.

IDBD holds directly and through Discount Investment Corporation Ltd. approximately 46% of Koor's outstanding shares. Clal Tourism is wholly owned by IDBD.


About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.



Company contact                           IR Contacts
Avital Lev, CPA, Investor Relations       Ehud Helft/Kenny Green
Koor Industries Ltd.                                       GK Investor Relations
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Tel: 972 3 607 - 5111                     Tel: 1 866 704 - 6710
Fax: 972 3 607 - 5110                     Fax: 972 3 607 - 4711
avital.lev@koor.com                       ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.